SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                GVC VENTURE CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    36237L102
                                 (CUSIP Number)

                                Steven E. Berman
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                 April 29, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)


                                 (Page 1 of 10)

CUSIP No.36237L102                     13D                   Page  2 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Investors, L.L.C./I.R.S. Identification No. 22-3359934
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,504,545
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,984,353*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,504,545
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,984,353*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*In addition to the 1,504,545 owned by Palisade Investors, Inc., includes 1,479,808 shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

CUSIP No.36237L102                     13D                   Page  3 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Berman Industries, Inc./I.R.S. Identification No. 13-3542377
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,984,353*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,984,353*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*Represents shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

                                PRELIMINARY NOTE

This statement is being filed jointly by Palisade Investors, LLC ("Palisade") and Berman Industries, Inc. ("Berman") (together, the "Reporting Persons") with respect to their beneficial ownership of shares of GVC Venture Corp. (the "Company"). Palisade and Berman are control affiliates.

This Statement is being filed as a result of the entering into of a Stockholders Agreement dated as of April 29, 2004 (the "Stockholders Agreement") among Bernard Zimmerman & Company, Inc., Palisade, Berman, Russell Banks, Janice Banks and Gordon Banks pursuant to which they have agreed to vote all of the shares of Common Stock of the Company owned by them, as well as any shares they may acquire under that certain Stock Purchase Agreement dated as of April 29, 2004 (the "Stock Purchase Agreement") by and among the Company, Bernard Zimmerman & Company, Inc., Berman and Gordon Banks, in favor of certain matters described in
Item 6 of this Statement. This Report is being filed solely because a group may be deemed formed with the other parties to the Stockholders Agreement pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 since the parties to the Stockholders Agreement have agreed to act together for the purpose of voting the Common Stock of the Company. The filing of this Statement should not be deemed an admission that the parties to the Stockholders Agreement are a "group." Furthermore, each party to the Stockholders Agreement disclaims beneficial ownership of the shares owned by the other parties to the Stockholders Agreement.

      Among other things, this Amendment No. 1 adds Berman as a Reporting Person. This Amendment No. 1 to the Statement on Schedule 13D, as filed with the Securities and Exchange Commission (the "SEC"), on May 14, 2003, amends and restates in its entirety such Schedule 13D. Any information with respect to Bernard Zimmerman & Company, Inc., Russell Banks, Janice Banks and Gordon Banks is to the best knowledge and belief of the Reporting Persons.

Item 1. Securities of the Issuer.

      This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock") of GVC Venture Corp. (the "Company"), whose principal executive offices are located at 200 East 66th Street, Suite B603, New York, NY 10021-9181.

Item 2. Identity and Background.

      (1)   Palisade Investors, L.L.C.

      a)    Palisade Investors, L.L.C., a New Jersey limited liability company.

      b)    One Bridge Plaza, Fort Lee, NJ 07024.

      c)    Principal Business: Investment limited liability company.

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: New Jersey

      (2)   Berman Industries, Inc.

      a)    Berman Industries, Inc., a Florida corporation

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Automobile Dealer

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: Florida

Item 3. Source and Amount of Funds or Other Consideration.

      The funds heretofore utilized by Palisade to purchase Common Stock of the Company were from working capital. The shares to be purchased by Berman, as described in Item 6 below, will be through the conversion of an obligation of the Company which was assigned to Berman by Martin L. Berman, a Director.

Item 4. Purpose of Transaction.

      The purpose of the acquisition of the shares of Common Stock was investment in the Company.

      The transactions contemplated by the Stock Purchase Agreement described in
Item 6 below (the "Stock Purchase Agreement") are designed to provide the Company with additional funds to continue, for a reasonable period of time, its search for a merger or other business transaction and to induce Mr. Bernard Zimmerman and Bernard Zimmerman & Company, Inc., a corporation controlled by Mr. Zimmerman ("Zimmerman Company"), to take an active role in seeking value for the Company's stockholders through, an acquisition, sale, merger or other business combination with a privately-held company seeking to operate as a publicly-held company or in another transaction. No prospective business partners are believed under consideration. Berman proposes to acquire 1,300,000 shares of the Company's common stock pursuant to the Stock Purchase Agreement described in
Item 6, below. In addition, subject to the closing of the transactions contemplated by the Stock Purchase Agreement and the payment of $100, Zimmerman Company has granted an option to Berman to purchase 1,300,000 of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price to be paid by Zimmerman Company for such shares. One of the effects of the consummation of the transactions contemplated by the Stock Purchase Agreement is a material change in the present capitalization of the Company as, if the transactions contemplated by the Stock Purchase Agreement are consummated, the Company's outstanding Common Stock would increase from 5,294,516 shares to 14,194,516 shares and the par value thereof would decrease from $.10 per share to $.01 per share. One of the purposes of the transactions described in Item 6, below, is to enable the Company to engage in an extraordinary corporate transaction, such as a merger or reorganization, a sale or transfer of a material amount of assets or another transaction. The Stockholders Agreement described in Item 6, below (the "Stockholders Agreement"), will result in Zimmerman Company being entitled to designate for the term of the Stockholders Agreement, a majority of the Company's Board of Directors and will thus result in a change in control of the Company. It is also contemplated that the parties to the Stockholders Agreement will also vote, in the future, to eliminate the classification of the Company's board of directors. Any future business combination is believed almost certain to result in a further change in control of the Company. Except as described above and in Item 6, below, the Reporting Persons have no present plans with respect to (a) the disposition by them of securities of the Company, (b) any change in the dividend policy of the Company, (c) any other material change in the Company's current business or corporate structure, (d) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (e) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (f) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (g) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) Based on the information contained in the Company's Form 10-QSB filed with the SEC on February 17, 2004, there are issued and outstanding 5,294,516 shares as of March 31, 2004. Without giving effect to the shares owned by the other parties to the Stockholders Agreement, Palisade presently owns 1,504,545 shares of Common Stock, comprising 28.42% of the outstanding shares of Common Stock, and Berman presently owns no securities of the Company.

      The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act with all other parties to the Stockholders Agreement, and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each party to the Stockholders Agreement. Giving effect to the shares which the Reporting Persons believe are currently beneficially owned by all parties to the Stockholders Agreement but excluding the shares owned by trusts of which certain parties (other than the Reporting Persons) to the Stockholders Agreement are a trustee (because the shares held by such trusts are not subject to the Stockholders Agreement), the Reporting Persons may be deemed the beneficial owners of an aggregate of 2,984,353 shares, respectively, of the Company's Common Stock, constituting

56.4%, of the outstanding shares of Common Stock based on the 5,294,516 of such shares outstanding as of March 31, 2004. The Reporting Persons understand that separate Schedule 13Ds (or amendments to existing Schedule 13Ds) are being filed by Zimmerman Company, Inc., Russell Banks, Janice Banks, and Gordon Banks, the other parties to the Stockholders Agreement.

      (b) The following information concerns the nature of each Reporting Person's beneficial ownership of shares of Common Stock without giving effect to shares owned by other parties to the Stockholders Agreement:

           Sole power to vote    Shared power to vote   Sole power to dispose      Shared power to
                or direct              or direct            or direct the         dispose or direct
Name            the vote               the vote              disposition           the disposition
----
Palisade        1,504,545           2,984,353 (1)             1,504,545                    0
Berman                  0           2,984,353 (2)                     0                    0

(1) In addition to the 1,504,545 owned by Palisade, includes 1,479,808 shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

(2) Represents shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

      (c) The Reporting Persons have not affected any transactions in the Common Stock during the past sixty days. See, however, Item 6, below, for information regarding the Stock Purchase Agreement and the Stockholders Agreement. The Reporting Persons understand that separate Schedule 13Ds (or amendments to existing Schedule 13Ds) are being filed by Bernard Zimmerman and Bernard Zimmerman & Company, Inc., Russell Banks, Janice Banks, and Gordon Banks, the other parties to the Stockholders Agreement.

      (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On April 29, 2004, Bernard Zimmerman & Company, Inc. ("Zimmerman Company"), Gordon Banks, President, Chief Executive Officer and a director of the Company, and Berman, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company pursuant to which Zimmerman Company agreed to purchase 6,300,000 shares of the Company's Common Stock for $63,000, Gordon Banks agreed to purchase 1,300,000 shares of the Company's Common Stock for $13,000 and Berman agreed to convert the Company's $13,000 obligation to it into 1,300,000 shares of the Company's Common Stock (the "Proposed Transaction"). Consummation of the Proposed Transaction is subject to, among other things, the reduction of the par value of the Company's Common Stock discussed below. Subject to the closing of the Proposed Transaction and the payment by each of $100, Zimmerman Company has granted options to Berman and to Conrad J. Gunther, Jr., a nominee to serve as a director subject to, and from the time of, the consummation of the Proposed Transaction to purchase 1,300,000 and 500,000, respectively, of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price to be paid by Zimmerman Company for such shares.

      Contemporaneously with entering into the Stock Purchase Agreement, Russell Banks, Chairman of the Board of Directors and a director of the Company, and Palisade, principal stockholders of the Company, agreed to the cancellation and capitalization of the principal ($50,000 each or an aggregate of $100,000) and accrued interest on the Company's obligations to them, conditioned upon completion of the purchase of shares in the Company by Zimmerman Company, Gordon Banks and Berman as contemplated in the Stock Purchase Agreement.

      The Company proposes to hold a special meeting of stockholders (the "Meeting") to: (i) authorize an amendment to the Company's Restated Certificate of Incorporation to reduce the par value of the Company's Common Stock from $.10 per share to $.01 per share in order to, among other things, enable the Company to complete the Proposed Transaction; (ii) authorize an amendment to the Company's Restated Certificate of Incorporation to establish a par value of $.01 for the Company's authorized Preferred Stock; (iii) authorize the Company's Board of Directors to implement, without further stockholder action, a reverse split of the Company's Common Stock; and (iv) elect directors to serve if the Proposed Transaction is consummated.

      Zimmerman Company (which will not own any shares until the purchase of shares pursuant to the Stock Purchase Agreement), Russell Banks, Janice Banks and Gordon Banks (the "Banks Family"), and the Reporting Persons have also entered into a Stockholders Agreement pursuant to which they have agreed that all shares of the Company's Common Stock owned by them at the time (as well as any shares they acquire under the Stock Purchase Agreement and shares they may transfer to third persons, including the shares that Zimmerman Company may transfer to Berman and Mr. Gunther upon their exercise of the options granted to them by Zimmerman Company) will be voted:

      o in favor of each matter proposed to be submitted to stockholders at the Meeting; and

      o for the election of one director selected by the Reporting Persons, one director selected by the Banks Family and a number of directors that would constitute a majority of the Board selected by Zimmerman Company. The Banks Family has nominated Gordon Banks and Zimmerman Company has nominated Bernard Zimmerman and Mr. Gunther for election at the Meeting to serve as directors of the Company, subject to, and following, the closing under Stock Purchase Agreement. The Reporting Persons have advised the Company that they do not anticipate nominating a director at the current time.

      The Stockholders Agreement is to terminate on the earliest to occur of:
(i) the termination of the Stock Purchase Agreement without the purchase of any Shares thereunder; (ii) December 31,

2006; or (iii) the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board of Directors, following which transaction or series of transactions the stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

      The following table sets forth the shares of the Company's Common Stock that the parties to the Stockholders Agreement are presently, and after giving effect to the issuance of shares pursuant to the Stock Purchase Agreement will be, entitled to vote and the percentage of outstanding shares represented by those shares:

                              Before Proposed Transaction     After Proposed Transaction
                              ---------------------------     --------------------------
                             Number           Percent           Number       Percent
                             of Shares        of Class (1)    of Shares      of Class(1)
                             ---------        ------------    ---------      -----------
Banks Family                  1,479,808 (2)     27.9% (2)      2,779,808 (2)    19.6% (2)
Palisade and Berman           1,504,545         28.4%          2,804,545 (3)    19.8% (3)
                             ----------        -----          ----------       -----
                              2,984,353         56.4%          5,584,353        39.4%
Zimmerman Company                    --                        6,300,000 (3)    44.4% (3)
                                                              ----------       -----
                                                               1,884,353        83.7%
All other stockholders        2,310,163         43.6%          2,310,163        16.3%
                             ----------        -----          ----------       -----
Total outstanding shares      5,294,516        100.0%         14,194,516       100.0%

-------------------

(1)   Percentages may not add due to rounding differences.

(2) Includes 980,000 shares owned by Russell Banks, 250,000 shares owned by Janice Banks and 249,808 shares owned by Gordon Banks. Excludes 761 shares as to which Russell Banks is trustee (and is entitled to vote) and 293,395 shares held by The Russell Banks Family Trust as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement.

(3) Subject to the closing of the Stock Purchase Agreement and the payment by each of $100, Zimmerman Company has granted options to Berman and Conrad
      J. Gunther, Jr. to purchase 1,300,000 and 500,000, respectively, of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price to be paid by Zimmerman Company for such shares. Assuming the exercise of the option immediately after the Proposed Transaction, Palisade and Berman would own an aggregate of 4,104,545 shares (26.9%), Mr. Gunther would own 300,000 shares (2.1%) and Zimmerman Company would own 4,700,000 shares (33.1%) of the Company's then outstanding Common Stock.

Item 7. Material to be Filed as Exhibits.

      1. Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.

      2. Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and

      Gordon Banks. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

      3. Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

      4. Option Agreement, dated April 29, 2004, by and between Bernard Zimmerman & Company, Inc. and Berman Industries, Inc.

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        May 7,  2004
                                        Palisade Investors, L.L.C.
                                        By:    /s/ Steven E. Berman
                                            ------------------------------------
                                            Steven E. Berman, Member

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)